Exhibit I

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Public Offering of Series H Cumulative Redeemable Perpetual Preferred Shares

HONG KONG, CHINA, August 4, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it plans to offer shares of its Series H Cumulative Redeemable Perpetual Preferred Shares (the “Series H Preferred Shares”) in a registered public offering pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission.

Seaspan intends to use the net proceeds of the offering for general corporate purposes, which may include funding acquisitions (which may include equity interests in Greater China Intermodal Investments LLC (“GCI”) or assets of GCI), funding capital expenditures on existing newbuild vessels and debt repayments. Following the offering, Seaspan intends to file an application to list the Series H Preferred Shares on The New York Stock Exchange.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley, J.P. Morgan, RBC Capital Markets and Citigroup Global Markets Inc. will act as joint book-running managers for the offering. Janney Montgomery Scott, BB&T Capital Markets, Ladenburg Thalmann, Wunderlich, FBR and Incapital will act as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department or email: dg.prospectus_requests@baml.com; Morgan Stanley, 180 Varick Street, Second Floor, New York, New York 10014, Attn: Prospectus Delivery Department or email: prospectus@morganstanley.com; J.P. Morgan Securities LLC, 383 Madison Ave, New York, NY 10179, Attn: Investment Grade Syndicate Desk or telephone (collect): (212) 834-4533; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, email: rbcnyfixedincomeprospectus@rbccm.com or telephone: (866) 375-6829; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: prospectus@citi.com or telephone: (800) 831-9146.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 14 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 89 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward- Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s public offering and the use of proceeds thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, failure to close the public offering and those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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